Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

2012	2011	2010	2009	2008
(thousands)
INCLUDING INTEREST ON DEPOSITS
Earnings
Income before income taxes and cumulative effect of change in accounting principle	$103,646	$18,005	$(52,606)	$(30,716)	$(132,740)
Plus:
Total Fixed Charges (See below)	49,989	70,305	90,159	117,359	117,663
Less:
Preferred stock dividend (1)	(10,788)	(14,069)	(14,922)	(17,666)	(3,308)
Total Earnings	$142,847	$74,241	$22,631	$68,977	$(18,385)

Total Earnings
Total interest expense (2)	$36,262	$53,646	$72,442	$97,119	$112,097
Interest included in operating lease rental expense (3)	2,939	2,590	2,795	2,574	2,258
Preferred stock dividend (1)	10,788	14,069	14,922	17,666	3,308
Total Fixed Charges	$49,989	$70,305	$90,159	$117,359	$117,663

Ratio of Earnings to Fixed Charges	2.86	x	1.06	x	0.25	x	0.59	x	(0.16)x

EXCLUDING INTEREST ON DEPOSITS
Earnings
Income before income taxes and cumulative effect of change in accounting principle	$103,646	$18,005	$(52,606)	$(30,716)	$(132,740)
Plus:
Total Fixed Charges excluding interest on deposits (see below)	30,889	41,158	45,873	48,195	29,384
Less:
Preferred stock dividend (1)	(10,788)	(14,069)	(14,922)	(17,666)	(3,308)
Total Earnings	$123,747	$45,094	$(21,655)	$(187)	$(106,664)

Fixed Charges
Total interest expense (2)	$36,262	$53,646	$72,442	$97,119	$112,097
Interest included in operating lease rental expense (3)	2,939	2,590	2,795	2,574	2,258
Preferred stock dividend (1)	10,788	14,069	14,922	17,666	3,308
Less: interest expense on deposits	(19,100)	(29,147)	(44,286)	(69,164)	(88,279)
Total Fixed Charges excluding interest expense on deposits	$30,889	$41,158	$45,873	$48,195	$29,384

Ratio of Earnings to Fixed Charges	4.01	x	1.10	x	(0.47)x	—	(3.63)x)

(1) The stock dividend amount has been grossed up to compute the pretax income equivalent assuming as estimated 35% tax rate.
(2) Interest expense includes cash interest expense on deposits and other debt and amortization of debt issuance costs.
(3) Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the least payment.